

Established 1837

03 MAY 19 AM 7:21

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance Room 3094 Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA


03050599

82-2083

8 May 2003

Dear Sirs

P&O TRADING UPDATE: JANUARY TO MARCH 2003
P&O NEDLLOYD RESULTS: FIRST QUARTER 2003

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sandra Scott
Deputy Company Secretary

enc

dlw 5/20



News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON THURSDAY, 8 MAY 2003

P&O TRADING UPDATE: JANUARY TO MARCH 2003

This is the first quarter update in 2003 for P&O's ports, ferries and logistics businesses. The next quarterly update (April to June 2003) is provisionally scheduled for 14 August 2003. The quarterly updates complement P&O's financial results statements, the next of which will be the Group's interim results which are expected to be announced on 11 September 2003.

Highlights for Q1

- Organic growth in Ports' container volumes was 28% up on the previous year, driven by continuing strength in the Asian region with no effect from SARS;
- Ferries reported an 11% increase in freight carryings (excluding discontinued routes) and over 10% growth in on-board spend per head but tourist carryings were significantly reduced because of concerns over the Iraq conflict; and
- Cold Logistics continued to perform well in Australasia and the integration of the recent ProLogis acquisition in the USA is proceeding to plan.

P&O Nedlloyd, in which P&O has a 50% interest, is reporting its trading and financial results for Q1 today.

Further information: Peter Smith, Director, Communications and Strategy
020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
020 7321 4490

PORTS

	Throughput[1] (TEU[2] '000)	
	Q1	
	2003	**2002**
By Region		
Asia	1,077	761
Americas	367	289
Europe	634	558
ANZ	396	301
Total	**2,474**	**1,909**

(1) Throughput is reported on an equity adjusted basis i.e. 100% of volumes through subsidiaries plus the equity share of associate and joint venture volumes. Therefore equity adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its profit and loss statement.

(2) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

Key Points

1. For Q1 2003, throughput was 30% up on 2002 with 28% attributable to organic growth. Asia showed the strongest growth, at approximately 42%. Despite Q1 usually being the slowest quarter, because of the post-Christmas and Chinese New Year slowdown, there was some 'catch-up' following last year's US West Coast strike and an acceleration of volume in advance of the projected increase in Trans Pacific shipping rates.
2. Other than military cargoes being handled out of Texas there has been little impact on volume that can be attributed to the war in Iraq. To date, SARS has had no influence on activity levels.

Container Terminals

Asia

3. Laem Chabang International Terminal (LCIT) in Thailand has been granted a 30-year concession to equip and operate the C3 container terminal adjacent to its existing B5 terminal. The C3 terminal is anticipated to commence operation from mid-2004 and the total estimated equipment cost is US$45 million of which approximately US$25 million will be incurred in 2004 with the balance in later years. LCIT will become the only multi-berth common user terminal at Laem Chabang in 2004 and will have a combined capacity of over 1.6 million teus.
4. At Qingdao, China the QQCT terminal is now operating at close to its 1.2 million teus capacity albeit at relatively modest revenue rates. Significant volumes are being handled at the next stage of the Qingdao development in respect of which

QQCT has commenced negotiation of concession terms pursuant to its first rights of refusal. The next stage would increase capacity by up to 4 million teus.

5. Nhava Sheva in India continues to handle strong volumes with another throughput record being set in March. The terminal is now operating at an increased capacity of 1.25 million teus.

6. At Chennai in Southern India, new equipment has been commissioned. The terminal has experienced growth in excess of 20% when compared to Q1 2002 and is securing market share from other ports in the region. The Chennai Port Trust has reduced the cost of regular vessel calls, which has enhanced the competitiveness of the port.

7. At Surabaya, Indonesia a crane was destroyed during a freak storm in February. This event had a significant short-term impact on the terminal but has not resulted in capacity restrictions given current throughput levels.

Americas

8. In Vancouver, the acquisition of two businesses from BCR Marine in Canada for C$105 million (£42.5 million) was completed on 26th February. The businesses concerned are the CASCO container terminal (Centerm) in Vancouver and Canadian Stevedoring, which offers cargo-handling services in ports throughout British Columbia. Vancouver is one of the fastest growing container ports on the West Coast of North America and has established a strong competitive position. CASCO is one of three container terminals in Vancouver and in 2002 handled over 280,000 teus. Capacity at the terminal is 300,000 teus, which will be expanded to 600,000 teus in the medium term. Canadian Stevedoring is the largest stevedoring organisation on the West Coast of Canada, operating at 16 ports.

9. At Port Newark Container Terminal in New York, development work was limited during the winter months. Full scale work has now recommenced. Given capacity constraints at the terminal, the Grand Alliance Europe-North America string has relocated to another terminal but we expect to secure additional volume once capacity allows.

10. In Argentina, volumes at TRP are significantly higher than for Q1 2002 and are continuing to grow. Tariff continues to be denominated in US$ although there has been some legal challenge to this position.

Europe

11. In France, the acquisition of EGIS Ports SA by P&O Ports and CMA-CGM still awaits EC approval but is expected to be completed in June. Egis has significant interests in Le Havre, Marseille and Fos. The acquisition will position the new joint venture company as the largest container terminal operator in France.

12. In Italy, P&O Ports completed the sale of its small interest in Cagliari International Container Terminal on 27th February following the failure of the facility to secure regular volumes.

13. Volumes in the UK market were approximately 5% higher than Q1 2002 with higher growth in origin/destination traffic being offset by lower transhipment volumes. Southampton Container Terminal has maintained its market share while

Tilbury Container Services has significantly increased its share of the market due to service transfers which occurred during 2002.

14. In Antwerp, P&O experienced organic growth in container volumes and also secured several new contracts, albeit at relatively low rates.

Australia

15. In Australia, volumes have been very strong with growth of 32% compared to Q1 2002. This was partly due to gains in market share. The significant volume increase and reorganisation of liner services to Australia has resulted in congestion at some of the terminals. Renegotiation of labour agreements which commenced late last year have been satisfactorily concluded.

Bulk and General

16. In Manila, a purpose built domestic terminal to handle both passengers and cargo for the largest domestic shipping line was commissioned on 16 January and operations are currently in 'start-up' phase. Services are progressively being transferred to this facility and should be fully transferred by Q3. Grain volumes at the Mariveles Grain Terminal are lower than the prior year due to the increased cost of imported grain.
17. POPNA in the USA benefited from military cargo shipped out of Texas for the Iraq conflict. However, this was offset by several snowstorms on the East Coast impacting volumes and productivity. The business in Philadelphia has been impacted by increased workers' compensation insurance costs relating to prior years.
18. In Antwerp, P&O experienced organic growth and also secured several new contracts.
19. In Australia, the business is trading at similar levels to the prior year within a competitive market.

FERRIES

Carryings ('000)

Q1

	2003	**2002 Continued Routes**	**2002 Discontinued Routes**	**2002 Actual**
Tourist Vehicles (including coaches)				
Short Sea	267	286	3	289
Other Routes	121	129	8	137
Total	**388**	**415**	**11**	**426**
Passengers				
Short Sea	1,689	1,962	46	2,008
Other Routes	586	647	42	689
Total	**2,275**	**2,609**	**88**	**2,697**
Freight Units				
Short Sea	245	207	36	243
Other Routes	281	269	65	334
Total	**526**	**476**	**101**	**577**

(1) Short Sea is the Dover-Calais route. Other Routes is an aggregation of P&O Ferries' other routes around the UK, namely North Sea, Irish Sea and Western Channel.
(2) Routes closed or discontinued in 2002 include Dover-Zeebrugge on the Short Sea, the routes from Felixstowe to Rotterdam and Zeebrugge on the North Sea and the Scottish Isles routes.

Summary

1. Tourist carryings in all sectors were adversely affected by uncertainty in the market place due to the war in Iraq. However, subsequent to Q1, in April, tourist volumes have started to recover towards last year's level. The comparison of tourist and freight volumes to 2002 is also distorted by the Easter holiday occurring in Q2 in 2003 but Q1 in 2002.

2. The decline in tourist carryings has been partially offset by considerably increased on-board spend per head and also a good start to the year for the freight business.

3. The proposals for the introduction of a new organisational structure for P&O Ferries have been adopted in all locations except France where positive discussions are continuing. Annualised cost savings of £15 million identified from this process remain on track and significant systems integration occurred during February and March.

Tourist Vehicles and Passengers

1. Total P&O tourist vehicle carryings declined 7% and passenger carryings declined 13% compared to 2002 (excluding closed routes).

2. On the Short Sea, total tourist vehicle and passenger markets both declined 5% in Q1. For P&O, tourist vehicle carryings declined 7% and passenger carryings declined 14% compared to 2002 (excluding the closed Dover-Zeebrugge route). Rates were significantly reduced compared to 2002 but on-board spend per head continued to grow strongly and was 15% ahead of the previous year.

3. Other routes reported an overall decline in tourist vehicle carryings of 6% and passengers of 9% compared to Q1 2002. The Irish Sea, however, reported a 17% increase in tourist vehicles and 9% increase in passenger carryings and rates slightly ahead of last year. The Western Channel reported a 14% decline in tourist vehicles and 18% decline in passengers but tourist vehicle and passenger rates were slightly higher than last year. The North Sea reported a 10% decline in tourist vehicles and 12% decline in passengers but tourist vehicle rates were approximately 10% up on 2002.

Freight

1. Total P&O freight volumes increased 11% compared to 2002 (excluding discontinued routes).

2. On the Short Sea, the total market grew 2% year on year. For P&O, there was success in transferring traffic from the Dover-Zeebrugge route, which closed at the end of 2002, onto the Dover-Calais route. Consequently, Q1 carryings were slightly ahead of the prior year. Excluding the closed Dover-Zeebrugge route, carryings grew 18% compared to the adjusted 2002 volume. Rates remained firm compared to the prior year.

3. Other routes reported growth of 4% compared to 2002 (excluding closed routes). The North Sea achieved 4% growth in carryings and firm freight rates. Irish Sea carryings increased 8% and rates increased as capacity was reduced on the Northern routes by both Norse Merchant Ferries and P&O. Western Channel reported an 8% decline in carryings, mainly on the Portsmouth-Le Havre route, although rates were approximately 5% ahead of 2002.

Ferrymasters

1. In Q1, the total Continental European volumes increased 4% on 2002 and the east/west balance of trade was 85% compared to 79% in 2002. Total rates per unit were stable compared to 2002. Total Irish volumes increased 1% on 2002 but the east/west balance deteriorated to 70% compared to 79% in 2002. Total rates per unit were slightly ahead of 2002. Freight management volumes were consistent with the previous year and there was some improvement in margin. The cost base of the total business benefited from the restructuring that occurred in 2002.

COLD LOGISTICS

1. Cold Logistics experienced another quarter of strong trading in Australasia. In the USA the integration of the $70 million ProLogis acquisition, completed in October 2002, is proceeding well.
2. In Australasia, volumes were in line with expectation and benefited from particularly strong retail, meat and fish volumes in New Zealand. A strong lobster season boosted the Western Australia operations and productivity improvements continue to be made via new warehouse technology. Several small contract wins and extensions were achieved, notably in the food manufacturers segment and in the New Zealand business.
3. In the US, the ProLogis acquisition has doubled the scale of the business and integration is progressing on track. The facilities in Texas experienced stronger beef imports and poultry exports, while the Nevada facility has secured some additional volumes following the significant contract lost in Q3 2002. The California facilities experienced a steady quarter although a poor fish season had an impact and there remains continued competition in that market.
4. The small business in Argentina achieved improved trading compared to the prior year due to growth in export volumes. Economic conditions remain difficult.

(ends)



News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME), THURSDAY 8 MAY 2003

P&O NEDLLOYD RESULTS: FIRST QUARTER 2003

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the first quarter 2003. In general terms it shows that:

In Q1

- In traditionally the weakest trading quarter of the year, P&O Nedlloyd made a reduced operating loss of $58 million compared to a loss of $68 million in Q1 2002;
- Fuel costs were $33 million higher than in Q1 2002 with the benefit of lower prices only starting to come through at the end of the quarter;
- Average revenue rates continued to improve, by 3% over Q4 and 4% over Q1 2002;
- Volumes were up 11% on Q1 last year with no impact from SARS; and
- The achievement of P&O Nedlloyd's annualised cost savings target of $350 million this year remains well on track.

Outlook

The substantial improvement in rates, both achieved and in the pipeline, the falling oil price and the current buoyancy of demand in our major trades, despite economic uncertainties, provide the basis for an increasingly positive outlook.

Further information: Peter Smith, Director, Communications and Strategy, P&O
020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q1 2003	Q1 2002
Throughput (teus)		
Europe/Asia	293,700	263,900
North/South & Cross Trades	317,300	284,700
North America	270,400	243,100
Total	**881,400**	**791,700**
Average revenue per teu	1,197	1,148
Revenue	1,055	909
Operating profit/(loss) before interest and tax	**(58)**	**(68)**
Net profit/(loss) on sale of fixed assets	0	(4)
Interest, minorities and other items	(11)	(12)
Profit/(loss) before tax	**(69)**	**(84)**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

Key Points

1. The operating loss for Q1 of $58 million compares to a loss of $68 million for the same quarter last year. The slight deterioration since Q4, when there was an operating loss of $54 million, reflects a positive underlying trend after taking into account the normal seasonal downturn in Q1.

2. High fuel costs had a severely adverse impact in Q1 – up $33 million on the same period last year. The combination of hedging and the declining oil price will have a positive effect from Q2 onwards.

3. The key feature of this quarter's results is the positive trend in revenue rates. They have already shown a 4% improvement compared with Q1 last year and 3% compared with Q4. Increases are particularly evident in the high volume Europe/Asia trades. There are prospects of substantial improvements to come, notably in the Transpacific Trade where we have now largely completed our annual contract negotiations with favourable results.

4. The slight decline in throughputs compared with Q4 reflects the seasonal downturn after Christmas and the Chinese New Year. The overall increase of 11% compared to Q1 2002 is consistent across all trades. The outbreak of Severe Acute Respiratory Syndrome ('SARS') has not had an impact on cargo volumes to date and P&O Nedlloyd has extensive contingency plans in place.

5. Although operational costs were higher in the quarter as a consequence of adverse currency movements against the dollar, the company remains on track with its $350 million annualised cost savings targets for 2003. The full implementation of new global processing systems and new systems designed to maximise yield from our cargo base are expected to produce substantial further savings in 2004.

6. The year has started well for P&O Nedlloyd. The most important feature is the continuing positive trend in average revenue rates. This is being supported by strong volumes across all routes. Overall the currency impact is negative compared to Q1 2002 but this is more than offset by the benefits from cost savings.

(ends)